Exhibit 99.6

[EXECUTION COPY]

8 February 2007

CLOSE JOINT-STOCK COMPANY “FIRST UKRAINIAN INTERNATIONAL BANK”

and

STANDARD BANK PLC

U.S.$150,000,000

LOAN AGREEMENT

5 Old Broad Street

London EC2N 1DW

(i)

THIS AGREEMENT is made on 8 February 2007

BETWEEN:

(1)	CLOSE JOINT-STOCK COMPANY “FIRST UKRAINIAN INTERNATIONAL BANK”, a close joint-stock company incorporated under the laws of Ukraine whose registered office is at 2A Universitetskaya Street, Donetsk, 83000, Ukraine, as borrower (the “Borrower”); and

(2)	STANDARD BANK PLC, as lender (the “Lender”), a public limited company incorporated under the laws of England, whose registered office is at Cannon Bridge House, 25 Dowgate Hill, London, EC4R 2SB, United Kingdom.

WHEREAS:

The Lender has, at the request of the Borrower, agreed to make available to the Borrower a credit facility in the amount of U.S.$150,000,000 on the terms and subject to the conditions of this Agreement, it is agreed as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement the following terms have the meanings given to them in this Clause 1.1 (Definitions):

“Account” means the account with the account number 5737638400 in the name of the Lender with The Bank of New York;

“Additional Amounts” has the meaning set forth in Clause 8.1 (Additional Amounts);

“Affiliate” of any specified Person means (a) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person, (b) any other Person who is a director or officer of such specified Person, of any Subsidiary of such specified Person or of any Person described in Clause (a) above;

“Agency” means any agency, authority, central bank, department, committee, government, legislature, minister, ministry, official or public or statutory person (whether autonomous or not) of, or of the government of, any state or supra-national body;

“Auditors” means LLC audit firm “PricewaterhouseCoopers (Audit)” or any internationally recognised firm of independent accountants approved in writing by the Lender, such approval not to be unreasonably withheld it being understood that it shall be reasonable for the Lender to withhold such approval if the Trustee does not approve of such firm in accordance with the relevant provisions of the Funding Documents;

“Authorised Signatory” means, in the case of the Borrower, any of the persons referred to in the certificate listed as item 3 in Schedule 1 (Conditions Precedent Documents) hereto and, in the case of the Lender, a Person who is a duly authorised officer of the Lender, at the relevant time;

“Banking Business” means, in relation to the Borrower or any of its Subsidiaries, any type of banking business (including, without limitation, any inter-bank operations, factoring, consumer credit and lending, commercial and residential property finance and mortgage lending, issuance of bank guarantees, letters of credit (and related cash cover provision), bills of exchange and promissory notes and making payments under such guarantees, letters of credit, bills and promissory notes, trading of securities, fund management and professional securities market participation) which it conducts or may conduct pursuant to its licence issued by the appropriate authorities, accepted market practice and any applicable law;

“Borrowing Date” means 14 February 2007 or such later date as may be agreed by the parties to this Agreement;

“Capital Adequacy Requirements” means a request or requirement relating to the maintenance of capital, including one which makes any change to, or is based on any alteration in, the interpretation of the International Convergence of Capital Measurement and Capital Standards (a paper prepared by the Basle Committee on Banking Regulations and Supervision dated July 1988, and amended in November 1991) or which implements any of the matters set out in the third consultative paper entitled “The New Basel Capital Accord” produced by the Basel Committee on Banking Supervision dated April 2003 (or the first consultative paper entitled “A New Capital Adequacy Framework” dated June 1999 or the second consultative paper dated January 2001) or which increases the amounts of capital required thereunder (other than a request or requirement made by way of implementation of the International Convergence of Capital Measurement and Capital Standards in the manner in which it is being implemented at the date hereof);

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations, rights to purchase, warrants, options or any other equivalent of any of the foregoing (however designated) in relation to the share capital of a company and any and all equivalent ownership interests in a Person other than a company, in each case whether now outstanding or hereafter issued;

“Change of Control” shall be deemed to have occurred if either of Mr. Rinat Akhmetov or Close Joint-Stock Company “System Capital Management” cease (on an aggregate basis whether by one or a series of transactions) to beneficially own directly or indirectly more than 50 per cent. of the voting rights attaching to Capital Stock of the Borrower conferring a right to appoint the general director or members of the management board, supervisory council or any other management body of the Borrower;

“Change of Law” means any of the enactment or introduction of any new law; the variation, amendment or repeal of an existing or new law; any ruling on or interpretation or application by a competent authority of any existing or new law; and the decision or ruling on, the interpretation or application of, or a change in the interpretation or application of, any law by any court of law, tribunal, central bank, monetary authority or agency or any Taxing Authority or fiscal or other competent authority or agency; which, in each case, occurs after the date hereof. For this purpose the term “law” means all or any of the following whether in existence at the date hereof or introduced hereafter and with which it is obligatory or customary for banks, other financial institutions or, as the case may be, companies in the relevant jurisdiction to comply:

(a)	any statute, treaty, order, decree, instruction, letter, directive, instrument, regulation, ordinance or similar legislative or executive action by any national or international or local government or authority or by any ministry or department thereof and other agencies of state power and administration (including, but not limited to, taxation departments and authorities); and

(b)	any letter, regulation, decree, instruction, request, notice, guideline, directive, statement of policy or practice statement given by, or required of, any central bank or other monetary authority, or by or of any Taxing Authority or fiscal or other authority or agency (whether or not having the force of law);

“Double Tax Treaty” means the Convention of 10 February 1993 between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of Ukraine for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains;

“Event of Default” means any circumstances described as such in Clause 14 (Events of Default);

“Fees Letter” means any letter agreement between, inter alios, the Borrower and the Lender setting out the fees, expenses and certain other amounts payable by the Borrower in connection with this Agreement;

“First Interest Payment Date” means 16 August 2007;

“First Interest Period” means the period beginning on (and including) the Borrowing Date and ending on (but excluding) the First Interest Payment Date;

“Funding Documents” means the Fees Letter, the subscription agreement, the trust deed or the agency agreement entered into in connection with the issue of the Funding Instruments and the Funding Instruments themselves;

“Funding Instruments” means the U.S.$150,000,000 9.750 per cent. Loan Participation Notes due 2010 proposed to be issued by the Lender pursuant to the Funding Documents on or about 14 February 2007 for the purpose of funding the Loan;

“Group” means the Borrower and its Subsidiaries from time to time taken as a whole;

“Guarantee” means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(a)	any obligation to purchase such Indebtedness;

(b)	any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(c)	any indemnity against the consequences of a default in the payment of such Indebtedness; and

(d)	any other agreement to be responsible for such Indebtedness;

“IFRS” means International Financial Reporting Standards, including International Accounting Standards and Interpretations, issued by the International Accounting Standards Board, as amended, supplemented or re-issued from time to time;

“IFRS Fiscal Period” means any fiscal period for which the Borrower has produced financial statements in accordance with IFRS which have either been audited or reviewed by the Auditors;

“incur” means issue, assume, guarantee, incur or otherwise become liable for; provided that, any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary of another Person (whether by merger, consolidation, acquisition or otherwise) or is merged into a Subsidiary of another Person will be deemed to be incurred or issued by the other Person or such Subsidiary (as the case may be) at the time such Person becomes a Subsidiary of such other Person or is so merged into such Subsidiary;

“Indebtedness” means any indebtedness for, or in respect of, moneys borrowed or raised including, without limitation, any amount raised by acceptance under any acceptance credit facility; any amount raised pursuant to any note purchase facility or the issue of bonds, Funding Instruments, debentures, loan stock or any similar instrument; any amount raised pursuant to any issue of Capital Stock which is expressed to be redeemable; any amount raised under any other transaction having the economic effect of a borrowing (including any forward sale or purchase agreement) provided that, for the avoidance of doubt, such term shall not include any indebtedness owed to the State budget, any local budget or any non-budgetary fund of or in Ukraine for or on account of Taxes which are not overdue;

“Indemnity Amounts” has the meaning set out in Clause 8.3 (Indemnity Amounts);

“Independent Appraiser” means an investment banking firm or third party appraiser of international standing selected by the Borrower; provided that such firm or third party appraiser is not an Affiliate of the Borrower;

“Interest Payment Date” means 16 February and 16 August in each year in which the Loan remains outstanding with the last Interest Payment Date falling on the Repayment Date;

“Interest Period” means any of those periods mentioned in Clause 4 (Interest Periods);

“Lead Managers” means Standard Bank Plc and HSBC Bank Plc;

“Loan” means the loan made (or to be made) by the Lender hereunder in an amount of U.S.$150,000,000 or, as the context may require, the amount thereof from time to time outstanding;

“Managers” means the Lead Managers and the other managers referred to in the Funding Documents;

“Material Adverse Effect” means a material adverse change in, or material adverse effect on, the business, operations or financial condition of the Borrower or of the Group taken as a whole;

“Material Subsidiary” means, at any given time, any Subsidiary of the Borrower (a) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent at least 10 per cent. of the total assets or, as the case may be, total revenues of the Borrower and its Subsidiaries and for these purposes (i) the total assets and gross revenues of such Subsidiary shall be determined by reference to its then most recent audited financial statements (or, if none, its then most recent management accounts) and (ii) the total assets and gross revenues of the Borrower shall be determined by reference to the Borrower’s then most recent audited financial statements (or, if none, its then most recent management accounts), in each case prepared in accordance with IFRS, or (b) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Borrower which immediately before the transfer is a Material Subsidiary of the Borrower. A certificate by any two members of the board of the Borrower that, in their opinion, a Subsidiary of the Borrower is or is not a Material Subsidiary, accompanied by a report by the Auditors addressed to the board of the Borrower as to proper extraction of the figures used by the members of the board of the Borrower in determining the Material Subsidiaries of the Borrower and mathematical accuracy of the calculations shall, in the absence of manifest error, be conclusive and binding on all parties, provided that if the Borrower requests and uses reasonable efforts to obtain such a report of the Auditors and the Auditors will not provide the report, the certificate of two members of the Board alone shall, in the absence of manifest error, be conclusive and binding on all parties;

“NBU” means the National Bank of Ukraine;

“Officers’ Certificate” means a certificate signed on behalf of the Borrower by two members of the board of the Borrower at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Borrower;

“Permitted Security Interests” means:

(a)	Security Interests arising in the ordinary course of Banking Business including, without limitation:

(i)	Security Interests arising pursuant to any agreement (or other applicable terms and conditions) which are standard or customary in the relevant market in connection with (x) contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals and/or securities and (y) the establishment of margin deposits and similar securities in connection with interest rate and foreign currency hedging operations and trading in securities; and

(ii)	Security Interests upon, or with respect to, any present or future assets or revenues or any part thereof which is created pursuant to any Repo;

(b)	Security Interests granted by third parties in assets or rights of such third parties and which Security Interests are granted to the Borrower or any of its Subsidiaries;

(c)	Security Interests on property acquired (or deemed to be acquired) under a financial lease, or claims arising from the use or loss of or damage to such property; provided that any such Security Interest secures only Indebtedness under such lease;

(d)	Security Interests securing Indebtedness of a Person existing at the time that such Person is merged into or consolidated with the Borrower or becomes a Subsidiary of the Borrower; provided that such Security Interests were not created in contemplation of such merger or consolidation or event and do not extend to any assets or property of the Borrower already existing or any Subsidiary of the Borrower other than those of the Person, which is merged into or consolidated with the Borrower and the Subsidiaries of such Person or the Person acquired and its Subsidiaries;

(e)	Security Interests already existing on assets or property acquired or to be acquired by the Borrower or a Subsidiary of the Borrower; provided that such Security Interests were not created in contemplation of such acquisition and do not extend to any other assets or property (other than proceeds of such acquired assets or property);

(f)	Security Interests granted upon or with regard to any property hereafter acquired by any member of the Group to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property and transactional expenses related to such acquisition (other than a Security Interest created in contemplation of such acquisition); provided that the maximum amount of Indebtedness thereafter secured by such Security Interest does not exceed the purchase price of such property (including transactional expenses) or the Indebtedness incurred solely for the purpose of financing the acquisition of such property;

(g)

any Security Interest upon, or with respect to, any present or future assets or revenues or any part thereof which is created pursuant to any securitisation, asset-backed financing or similar financing structure whereby all payment obligations secured by such Security Interest or having the benefit of such Security Interest are to be discharged primarily from such assets or revenues; provided that the Indebtedness or Guarantee so secured pursuant to this paragraph (g) at any one time shall not exceed an amount in any currency or currencies equivalent to 15 per cent. of the Borrower’s loans to customers before allowances for impairment (calculated by reference to the Borrower’s consolidated balance sheet as at the end of its most recent IFRS Fiscal Period) and subject as provided in Clause 13.6 (Disposals);

(h)	any Security Interests arising by operation of law;

(i)	Security Interests incurred, or pledges and deposits in connection with workers’ compensation, unemployment insurance and other social security benefits, and leases, appeal bonds and other obligations of like nature in the ordinary course of business, but specifically excluding any such Security Interest arising as a result of past due or delinquent obligations of the Borrower or a Subsidiary;

(j)	Security Interests for ad valorum, income or property taxes or assessments and similar charges which either are not delinquent or are being contested in good faith by appropriate proceedings for which the Borrower has set aside in its books of account reserves to the extent required by IFRS, as consistently applied;

(k)	easements, rights of way, restrictions (including zoning restrictions), reservations, permits, servitudes, minor defects or irregularities in title and other similar charges or encumbrances in each case not interfering in any material respect with the business of the Borrower or any of its Subsidiaries and existing, arising or incurred in the ordinary course of business;

(l)	any Security Interests not otherwise permitted by the preceding paragraphs (a) through (k), provided that the aggregate principal amount of the Indebtedness secured by such Security Interests does not at any time exceed 15 per cent. of the Group’s assets, determined by reference to the Borrower’s consolidated balance sheet as at the end of its most recent IFRS Fiscal Period; and

(m)	any Security Interest arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by a Security Interest permitted by any of the above exceptions, provided that the Indebtedness thereafter secured by such Security Interest does not exceed the amount of the original Indebtedness and such Security Interest is not extended to cover any property not previously subject to such Security Interest;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, trust, institution, organisation, state or Agency or any other entity, whether or not having separate legal personality;

“Potential Event of Default” means any event which may become (with the passage of time, the giving of notice and/or the making of a determination and/or the fulfilment of any other requirement) under this Agreement, an Event of Default;

“Principal Paying Agent” means the party designated from time to time as principal paying agent under the Funding Documents;

“Prospectus” means the prospectus, dated on or about the date of this Agreement, relating to the issuance of the Funding Instruments by the Lender;

“Put Event” means the announcement or (in the absence of such announcement) the occurrence of a Change of Control which results in a Rating Decline;

“Put Event Payment Date” means, in respect of a Put Event, the date specified by or on behalf of the Lender in the Put Redemption Notice on which any part of the Loan is to be prepaid in accordance with Clause 7.3 (Prepayment upon a Put Event), which date shall be the fifteenth Business Day immediately following the last day of the Put Period;

“Put Period” means the period of 30 calendar days after notice is given by the Trustee to the holders of the Funding Instruments in accordance with Condition 5(c) (Redemption upon a Put Event) of the Funding Instruments of the occurrence of a Put Event;

“Put Redemption Notice” means, in respect of a Put Event, a notice given by or on behalf of the Lender or the Trustee (after receipt by the Lender and the Trustee of written confirmation from the Principal Paying Agent of the Put Redemption Amount) to the Borrower specifying (i) the outstanding principal amount of the Loan to be prepaid (the “Put Redemption Amount”) as a result of the relevant Put Event; and (ii) the Put Event Payment Date;

“Qualifying Jurisdiction” means any jurisdiction which has a double taxation treaty with Ukraine under which the payment of interest by Ukrainian borrowers to lenders established in such jurisdiction is generally able to be made (upon completion of any necessary formalities required in relation thereto) without deduction or withholding of Ukrainian income tax;

“Rate of Interest” means 9.750 per cent. per annum;

“Rated Securities” means the Funding Instruments so long as they shall have a rating from any Rating Agency and any debt of the Borrower having an initial maturity of one year or more which is rated by any Rating Agency;

“Rating Agency” means Standard & Poor’s Rating Services, a division of The McGraw Hill Companies, Inc. (“S&P”), Moody’s Investors Service Limited (“Moody’s”), Fitch Ratings or any of their successors or any rating agency substituted for any of them (or any permitted substitute of them) by the Borrower, from time to time with the prior written approval of the Lender and the Trustee;

“Rating Categories” means (i) with respect to S&P, any of the following categories (any of which may or may not include a “+” or “-”): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (any of which may or may not include a “1”, “2” or “3”): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another rating agency (including, without limitation, Fitch Ratings), if applicable, and each such category is referred to herein as a “full” Rating Category;

“Rating Decline” shall be deemed to have occurred if, during the period commencing upon the announcement or (in the absence of such announcement) the occurrence of a Change of Control, and ending on the date which is six months after the date of such announcement or occurrence, as the case may be, of the relevant Change of Control, any Rated Securities or any corporate rating of the Borrower assigned by any Rating Agency is:

(a)	placed on “credit watch” or formal review (or equivalent) with negative implications or a negative outlook; or

(b)	downgraded or withdrawn;

by reason of such Change of Control, on the date such Rated Securities or corporate rating of the Borrower is so placed, downgraded or withdrawn, as the case may be;

“Relevant Event” has the meaning given thereto in the Funding Instruments;

“Repayment Date” means 16 February 2010;

“Repo” means a securities repurchase or resale agreement or reverse repurchase or resale agreement, a securities borrowing agreement or any agreement relating to securities which is similar in effect to any of the foregoing and, for purposes of this definition, the term “securities” means any Capital Stock, debenture or other debt or equity instrument, or any derivative thereof, whether issued by any private or public company, any Agency or any supranational, international or multilateral organisation;

“Reserved Rights” has the meaning given thereto in the Funding Documents;

“Same-Day Funds” means U.S. dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in U.S. dollars as the Lender may at any time reasonably determine to be customary for the settlement of international transactions in New York City of the type contemplated hereby;

“Security Interest” means any mortgage, pledge, encumbrance, lien, charge or other security interest (including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction);

“Subsidiary” of a Person means another Person:

(a)	which is controlled, directly or indirectly, by that first-named Person; or

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by that first-named Person;

“Taxes” means any taxes, levies, duties, imposts or other charges or withholding of a similar nature no matter where arising (including interest and penalties thereon and additions thereto);

“Taxing Authority” has the meaning set out in Clause 8.1 (Additional Amounts);

“Trustee” means the party designated from time to time as trustee under the Funding Documents;

“Ukraine” means Ukraine and any province or political sub-division thereof or therein; and

“United Kingdom” means the United Kingdom of Great Britain and Northern Ireland and any political sub-division or agency thereof or therein.

1.2	Interpretation

Any reference in this Agreement to:

the “Borrower” or the “Lender” includes its and any subsequent successors, assignees and chargees in accordance with their respective interests;

a “Business Day” means a day (other than a Saturday or Sunday) on which banks generally are open for business in New York, London and Kyiv;

“control” when used with respect to any Person means the power to direct the management and policies of such Person or to control the composition of such Person’s board or board of directors, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

the “equivalent” on any given date in one currency (the “first currency”) of an amount denominated in another currency (the “second currency”) is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted on the relevant Reuters page or, where the first currency is hryvnia and the second currency is U.S. dollars (or vice versa), by the NBU, at or about 10.00 a.m. (New York City time) or, as the case may be, between 1.00 p.m. and 4.00 p.m. (Kyiv time) on such date for the purchase of the first currency with the second currency;

a “month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month; provided that, where any such period would otherwise end on a day which is not a Business Day, it shall end on the next succeeding Business Day, unless that day falls in the next calendar month, in which case it shall end on the immediately preceding Business Day and if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” shall be construed accordingly);

“repay” (or any derivative form thereof), subject to any contrary indication, includes prepay (or, as the case may be, the corresponding derivative form thereof);

the “rights” of the Lender in this Agreement shall be read as references to rights of the Trustee pursuant to the charge and assignment referred to in Clause 19.3 (Assignments by the Lender) except as in relation to the Reserved Rights as specified in the Funding Documents; and

“VAT” means value added tax, including any similar tax which may be imposed in place thereof from time to time.

1.3	Currency References

“U.S.$” and “U.S. dollars” denote the lawful currency of the United States of America and “hryvnia” denotes the lawful currency of Ukraine.

1.4	Statutes

Any reference in this Agreement to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted.

1.5	Headings

Clause and Schedule headings are for ease of reference only.

1.6	Amended Documents

Save where the contrary is indicated, any reference in this Agreement to any Funding Document or any other agreement or document shall be construed as a reference to such Funding Document or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

2.	THE LOAN

2.1	Grant of the Credit Facility

The Lender grants to the Borrower, upon the terms and subject to the conditions hereof, a single disbursement term credit facility in the amount of U.S.$150,000,000 and the Borrower hereby agrees to borrow such amount from the Lender on the Borrowing Date, subject as provided herein.

2.2	Purpose and Application

The Loan is intended to be used by the Borrower for general corporate purposes, including, but not limited to, to fund loans to its customers and to repay certain short term indebtedness and, without affecting the obligations of the Borrower in any way, the Lender shall not be obliged to concern itself with such application.

3.	AVAILABILITY OF THE LOAN

3.1	Draw-down

Subject to the terms and conditions set out herein, the Loan will be available by way of a single advance which will be made by the Lender to the Borrower on the Borrowing Date by payment of the proceeds of the Loan to the Borrower’s account with Deutsche Bank Trust Company Americas, 280 Park Avenue, New York, 10017 NY, swift code BKTRUS33, account number 04-182-366, if:

(a)	the Lender has confirmed to the Borrower that it has received all of the documents listed in Schedule 1 hereto (Conditions Precedent Documents) and that each is in form and substance satisfactory to the Lender, save as the Lender may otherwise agree;

(b)	the Managers have funded the Lender in accordance with the Funding Documents; and

(c)	(i) no event has occurred or circumstance has arisen which would constitute an Event of Default or a Potential Event of Default and (ii) the representations and warranties set out in Clause 11 (Representations and Warranties of the Borrower) are true on the Borrowing Date with respect to the facts and circumstances then subsisting.

3.2	Fees

The Borrower hereby agrees that it shall pay to the Lender, in Same-Day Funds, all amounts required to be paid by the Borrower to the Lender pursuant to and in accordance with the Fees Letter by 4.30 p.m. (London time) on the Business Day preceding the Borrowing Date.

4.	INTEREST PERIODS

The Borrower will pay interest to the Lender semi-annually in U.S. dollars on the outstanding principal amount of the Loan from time to time at the Rate of Interest, calculated in accordance with the provisions of this Agreement (including, without limitation, Clause 5.2 (Calculation of Interest)). Interest shall accrue on the Loan from and including the Borrowing Date. Each period beginning on (and including) the Borrowing Date or any Interest Payment Date and ending on (and excluding) the next Interest Payment Date or the Repayment Date is herein called an “Interest Period”. Subject as provided in Clause 5.2 (Calculation of Interest), interest on the Loan will cease to accrue on the due date for repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue (before and after any judgment) at the Rate of Interest to but excluding the date on which payment in full of the outstanding principal amount of the Loan is made.

5.	PAYMENT AND CALCULATION OF INTEREST

5.1	Payments of Interest

The Borrower shall pay to the Account accrued interest on the outstanding principal amount of the Loan semi-annually in arrear in respect of each Interest Period (including the First Interest Period) calculated in accordance with Clause 5.2 (Calculation of Interest) not later than 11.00 a.m. (New York City time) on the Business Day falling two Business Days prior to the Interest Payment Date on which such Interest Period ends which, in the case of the First Interest Period, is the First Interest Payment Date.

5.2	Calculation of Interest

The Borrower shall calculate the amount of interest accrued on the Loan on a monthly basis. The amount of interest payable in respect of the Loan for any Interest Period (other than the First Interest Period) shall be calculated by applying the Rate of Interest to the outstanding principal amount of the Loan, dividing the product by two and rounding the resulting figure to the nearest cent (half a cent being rounded upwards). The amount of interest payable in respect of the Loan for any other period (including the First Interest Period) shall be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed. The Borrower’s calculations of the amount of interest accrued on the Loan shall be subject always to Clause 20.1 (Evidence of Debt).

5.3	Assumption when Calculating Interest

Whenever under this Agreement interest is to be calculated to the last day of an Interest Period (including the First Interest Period) and the calculation is required to be made before such last day, the parties shall assume that the amount of the Loan outstanding on the last day of the relevant Interest Period (including the First Interest Period) is the same as the amount of the Loan outstanding on the day of the calculation.

6.	REPAYMENT

Except as otherwise provided herein, the Borrower shall, not later than 11.00 a.m. (New York City time) two Business Days prior to the Repayment Date, repay in full the outstanding principal amount of the Loan together with, to the extent not already paid in accordance with Clause 5.1 (Payments of Interest), all interest payable in respect of the last Interest Period (calculated to the Repayment Date) and all other amounts payable hereunder (calculated as aforesaid).

7.	PREPAYMENT

7.1	Prepayment for Tax Reasons and Change in Circumstances

If,

(a)

as a result of the application of, or any amendment to, or a change in or official interpretation of (i) the Double Tax Treaty (or in the double taxation treaty between Ukraine and any Qualifying Jurisdiction in which the Lender or any successor thereto is resident for tax purposes) or (ii) the laws or regulations of the United Kingdom or

Ukraine (or any Qualifying Jurisdiction where the Lender is resident for tax purposes) or of any political sub-division thereof or any authority therein having power to tax or any Agency therein, the Borrower would thereby be required to pay any Additional Amounts in respect of Taxes as provided in Clause 8.1 (Additional Amounts) or Indemnity Amounts as provided in Clause 8.3 (Indemnity Amounts); or

(b)	the Lender ceases to be resident for tax purposes in a Qualifying Jurisdiction, or has a permanent establishment in Ukraine for the purposes of the Double Tax Treaty, and as a result the Borrower would be required to withhold or deduct an amount on account of tax from any payment to be made under this Agreement; or

(c)	(for whatever reason) the Borrower would have to or has been required to pay additional amounts pursuant to Clause 10 (Changes in Circumstances); or

(d)	after a Relevant Event, the Borrower is or would be required to increase the payment of principal or interest or any other payment due hereunder as provided in Clause 8.1 (Additional Amounts) as a result of such payments being made to any person other than the Lender to whom the benefit of the Double Tax Treaty is unavailable, and, in any such case, such obligation cannot be avoided by the Borrower taking reasonable measures available to it, then the Borrower may at any time, upon not less than 30 days’ written notice to the Lender and to the Trustee specifying the date of payment and including an Officers’ Certificate to the effect that the Borrower would be required in the case of (a), (c) and (d) above to pay such Additional Amounts, Indemnity Amounts or additional amounts, and in the case of (b) above to withhold or deduct such amounts and such obligation cannot be avoided by the Borrower taking reasonable measures, supported (where the certification relates to tax matters) by an opinion of an independent tax adviser of recognised standing in the relevant tax jurisdiction, prepay the Loan in whole (but not in part) together with all accrued and unpaid interest, any Additional Amounts then payable under Clause 8.1 (Additional Amounts), Indemnity Amounts payable under Clause 8.3 (Indemnity Amounts), additional amounts payable pursuant to Clause 10 (Changes in Circumstances) and accrued interest. Any such notice of prepayment given by the Borrower shall be irrevocable and shall oblige the Borrower to make such prepayment on such date. No such notice shall be given earlier than 90 calendar days prior to the earliest date on which the Borrower would be obliged to pay such Additional Amounts, Indemnity Amounts or additional amounts, or deduct or withhold such amounts, as the case may be.

7.2	Prepayment for Illegality

If, at any time, it is or would be unlawful or contrary to any applicable law or regulation or regulatory requirement or directive of any Agency of any state or otherwise for the Lender to make, fund or allow all or part of the Funding Instruments or the Loan to remain outstanding or for the Lender to maintain or give effect to any of its obligations or rights in connection with this Agreement and/or to charge or receive or to be paid interest at the rate applicable in relation to the Loan (an “Illegality”), then the Lender shall deliver to the Borrower a written notice (with a copy to the Trustee) (setting out in reasonable detail the nature and extent of the relevant circumstances) to that effect and:

(a)	if the Loan has not been made, the Lender shall not thereafter be obliged to make the Loan; and

(b)	if the Loan is then outstanding and the Lender so requires, the Borrower shall, on the latest date permitted by the relevant law or on such earlier day as the Borrower elects (as notified to the Lender not less than 30 days prior to the date of repayment), repay the whole (but not part only) of the outstanding principal amount of the Loan together with accrued interest (up to but excluding the date of such payment) thereon and all other amounts owing to the Lender hereunder.

7.3	Prepayment upon a Put Event

Promptly, and in any event within five calendar days after a Put Event, the Borrower shall deliver to the Lender, the Principal Paying Agent and the Trustee a written notice substantially in the form of Schedule 4 (the “Put Event Notice”) hereto signed on behalf of the Borrower by two officers of the Borrower, which notice shall be irrevocable, stating:

(a)	that a Put Event has occurred; and

(b)	the circumstances and relevant facts giving rise to such Put Event.

Whether or not a Put Event Notice has been given by the Borrower as contemplated above, the Borrower shall, on the Put Event Payment Date, prepay the Loan, together with accrued interest on the aggregate principal amount thereof and additional amounts (if any) to the extent and in an amount that the Lender is required to pay the holders of the Funding Instruments as a result of the relevant Put Event. The Put Redemption Amount, and the amount of accrued interest thereon and additional amounts (if any), shall be set out in the Put Redemption Notice from the Lender or the Trustee to the Borrower.

7.4	Costs of Prepayment

The Borrower shall, not later than 11.00 a.m. (New York City time) two Business Days prior to the date of a prepayment made in accordance with this Clause 7 (Prepayment), pay all accrued interest (calculated to (but excluding) the date of prepayment) and all other amounts owing or payable to the Lender hereunder. The Borrower shall indemnify the Lender on written demand against any administrative costs and legal expenses reasonably incurred and properly documented by the Lender on account of any prepayment made in accordance with this Clause 7 (Prepayment).

7.5	No Other Repayments and No Reborrowing

The Borrower shall not repay the whole or any part of the outstanding principal amount of the Loan except at the times and in the manner expressly provided for in this Agreement. No amount prepaid under this Agreement may be reborrowed.

7.6	Purchase of Funding Instruments

The Borrower or any Subsidiary of the Borrower may from time to time, in accordance with the Conditions, purchase Funding Instruments in the open market or by tender or by a private agreement at any price. Any Funding Instruments purchased by the Borrower or any Subsidiary of the Borrower shall be delivered by the Borrower to the Principal Paying Agent for cancellation (provided that, the aggregate principal amount of such Funding Instruments delivered for cancellation is not less than U.S.$1,000,000). In the event that an amount of Funding Instruments has been so cancelled, the Loan shall be deemed to have been prepaid by the Borrower in an amount corresponding to the aggregate principal amount of the Funding Instruments surrendered to the Principal Paying Agent for cancellation, together with accrued interest (if any) thereon and no further payment shall be made or required to be made by the Borrower in respect of such amounts.

8.	TAXES

8.1	Additional Amounts

(a)	All payments to be made by the Borrower under this Agreement shall be made in full without set-off or counterclaim, free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed by any taxing authority of or in, or having authority to tax in, Ukraine, the United Kingdom or any Qualifying Jurisdiction in which the Lender or any successor thereto is resident for tax purposes or any political sub-division or authority thereof or therein having the power to tax (each a “Taxing Authority”), unless the Borrower is required by applicable law to make such payment subject to the deduction or withholding of such Taxes. In the event that the Borrower is required to make any such payment subject to deduction or withholding of any such Tax the Borrower shall, on the due date for such payment, pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the Lender or the Trustee, as the case may be, receives a net amount in U.S. dollars which, following any such deduction or withholding on account of Taxes, shall be not less than the full amount which it would have received had the payment been made without such deduction or withholding and shall deliver to the Lender (or the Trustee, as the case may be) without undue delay, evidence satisfactory to the Lender (or the Trustee, as the case may be) of such deduction or withholding and of the accounting therefor to the relevant authority. For the avoidance of doubt, this Clause 8.1 (Additional Amounts) shall not apply to any Taxes assessed on the Lender in the United Kingdom (or any Qualifying Jurisdiction) by reference to its overall net income.

(b)	At least 30 calendar days prior to each date on which any payment under or with respect to the Loan is due and payable, if the Borrower will be obliged to pay Additional Amounts with respect to such payment, the Borrower will deliver to the Lender (and to the Trustee) an Officers’ Certificate stating that such Additional Amounts will be payable and the amounts so payable.

(c)	Whenever this Agreement mentions, in any context, the payment of amounts based upon the principal or premium, if any, interest or of any other amount payable under or with respect to the Loan, this includes, without duplication, payment of any Additional Amounts and Indemnity Amounts that may be applicable.

The foregoing provisions shall apply, modified as necessary, to any Taxes imposed or levied by any Taxing Authority in any jurisdiction in which any successor obligor to the Borrower is organised.

8.2	Double Tax Treaty Relief

(a)	The Lender shall, at the request of the Borrower, use its reasonable efforts to furnish the Borrower, within one month of such request, with a United Kingdom tax residence certificate in respect of the relevant year provided that, without prejudice to its representation in Clause 8.6 (Tax Position of the Lender), the Lender shall have no liability to the Borrower, provided that such representation is correct and that the Lender has appropriately applied for the relevant certificate in accordance with this Agreement, if the United Kingdom Tax Authority fails to issue a United Kingdom tax residence certificate in respect of any calendar year or only does so after the relevant Interest Payment Date. Subject to receipt by the Borrower of a tax residence certificate which is valid in respect of the relevant payment, the Borrower shall claim relief from deducting withholding tax or a reduction in the withholding tax rate to the maximum extent possible in accordance with the Double Tax Treaty in respect of payments to be made by the Borrower under this Agreement.

(b)	Each of the Lender and the Borrower shall make reasonable and timely efforts to cooperate and assist each other in obtaining relief from withholding of Ukrainian income tax pursuant to the Double Tax Treaty. In particular, the Borrower and the Lender will inform each other, in a reasonable and timely manner, on the status of the procedures and the steps necessary to be taken in this regard. The Lender makes no representation as to the application or interpretation of the Double Tax Treaty.

(c)	If the Lender becomes resident for tax purposes in another Qualifying Jurisdiction, references in paragraphs (a) and (b) to United Kingdom Tax Authority, United Kingdom tax residence certificate and Double Tax Treaty shall be read, respectively, as including references to the Tax Authority of such Qualifying Jurisdiction, a tax residence certificate of such Qualifying Jurisdiction and the double tax treaty between Ukraine and such Qualifying Jurisdiction.

8.3	Indemnity Amounts

Without prejudice to or duplication of the provisions of Clause 8.1 (Additional Amounts), if the Lender notifies the Borrower that:

(a)	the Lender is obliged to make any deduction or withholding for or on account of any Taxes (other than Taxes assessed on the Lender by reference to its net income) from any payment which the Lender (as issuer of the Funding Instruments) is obliged to make under or in respect of the Funding Instruments or any Funding Documents and the Lender (as issuer of the Funding Instruments) is required under the terms and conditions of the Funding Instruments or such Funding Documents to pay additional amounts to the holders of the Funding Instruments in connection therewith, the Borrower shall pay to the Lender within 30 days of such notice (and otherwise in accordance with the terms of this Agreement) such additional amounts as are equal to the additional payments which the Lender (as issuer of the Funding Instruments) would be required to make under the terms and conditions of the Funding Instruments or such Funding Documents, assuming in each case that an equivalent amount had been received from the Borrower, in order that the net amount received by each holder of Funding Instruments or other party to the relevant Funding Documents is equal to the amount which such holder or party would have received had no such withholding or deduction been required to be made; and/or

(b)	it is liable to pay any Taxes imposed by a Taxing Authority (other than Taxes assessed on the Lender by reference to its overall net income) in relation to this Agreement, the Funding Instruments or any Funding Documents, the Borrower shall, as soon as reasonably practicable following, and in any event within 30 calendar days of, a written demand made by the Lender, indemnify the Lender in relation to such properly documented payment or liability.

Any payments required to be made by the Borrower under this Clause 8.3 (Indemnity Amounts) are collectively referred to as “Indemnity Amounts”. For the avoidance of doubt, the provisions of this Clause 8.3 (Indemnity Amounts) shall not apply to any withholding or deductions of Taxes with respect to the Loan which are subject to payment of Additional Amounts under Clause 8.1 (Additional Amounts).

8.4	Tax Claims

If the Lender intends to make a claim pursuant to Clause 8.3 (Indemnity Amounts), it shall notify the Borrower thereof as soon as reasonably practicable after the Lender becomes aware of any obligation to make the relevant withholding, deduction or payment; provided that nothing herein shall require the Lender to disclose any confidential information relating to the organisation of its affairs.

8.5	Tax Credits and Tax Refunds

(a)	If a payment is made under Clause 8.1 (Additional Amounts) or Clause 8.3 (Indemnity Amounts) by the Borrower for the benefit of the Lender and the Lender determines in its absolute discretion (acting in good faith) that it has received or been granted a credit against, a relief or remission for or a repayment of, any Taxes, then, if and to the extent that the Lender, in its absolute discretion (acting in good faith), determines that such credit, relief, remission or repayment is in respect of or calculated by reference to the corresponding deduction, withholding or payment giving rise to such payment by the Borrower, the Lender shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, reimburse to the Borrower such amount as the Lender shall, in its absolute discretion (acting in good faith), have concluded to be attributable to such deduction, withholding, liability, expense, loss or payment; provided that the Lender shall not be obliged to make any payment under this Clause 8.5 (Tax Credits and Tax Refunds) in respect of any such credit, relief, remission or repayment until the Lender is, in its absolute discretion (acting in good faith), satisfied that its Tax affairs for its Tax year in respect of which such credit, relief, remission or repayment was obtained have been finally settled and further provided that the Lender shall not be obliged to make any such payment if and to the extent that the Lender determines in its absolute discretion (acting in good faith) that to do so would leave it (after the payment) in a worse after-Tax position than it would have been in had the payment not been required under Clause 8.1 (Additional Amounts) or 8.3 (Indemnity Amounts). Without prejudice to the Lender’s obligations under Clause 8.2 (Double Tax Treaty Relief), nothing contained in this Clause 8.5 (Tax Credits and Tax Refunds) or Clause 8.7 (Delivery of Forms and Other Instruments) shall interfere with the right of the Lender to arrange its tax affairs in whatever manner it thinks fit nor oblige the Lender to disclose confidential information or any information relating to its Tax affairs generally or any computations in respect thereof.

(b)	If as a result of a failure to obtain relief from deduction or withholding of any Tax imposed by any Taxing Authority, in particular in accordance with the Double Tax Treaty, such Tax is deducted or withheld by the Borrower pursuant to Clause 8.1 (Additional Amounts) and an Additional Amount is paid by the Borrower to the Lender in respect of such deduction or withholding, the Borrower may apply, under the supervision and on behalf of the Lender, to the relevant Taxing Authority for a Tax refund. If and to the extent that any Tax refund is credited by such Taxing Authority to a bank account of the Lender, the Lender shall as soon as reasonably possible notify the Borrower of the receipt of such Tax refund and promptly transfer the entire amount of the Tax refund to an account specified by the Borrower if and to the extent that the Lender determines in its absolute discretion (acting in good faith) that to do so will leave it (after the payment and after deduction of costs and expenses incurred in relation to such Tax refund for which the Borrower is liable) in no worse an after-Tax position than it would have been in had there been no failure to obtain relief from such withholding or deduction.

8.6	Tax Position of the Lender

The Lender represents that:

(a)	it is a bank which at the date hereof is a resident of the United Kingdom for purposes of Article 4 of the Double Tax Treaty as it is subject to:

(i)	taxation in the United Kingdom on the basis of its registration as a legal entity, location of its management body or another similar criterion; and

(ii)	unlimited United Kingdom tax liability for corporate income tax for purposes of the Double Tax Treaty,

and that it is not subject to taxation in the United Kingdom merely on income from sources in the United Kingdom or connected with property located in the United Kingdom, and that it should be able to receive certification from the United Kingdom Taxing Authority confirming that the Lender is resident in the United Kingdom for tax purposes;

(b)	it does not have a permanent establishment in Ukraine for purposes of the Double Tax Treaty;

(c)	it does not have any current intentions to effect, during the term of the Loan, any corporate action or reorganisation or change of taxing jurisdiction that would result in the Lender ceasing to be a resident of the United Kingdom in the sense of Article 4 of the Double Tax Treaty; and

(d)	interest received from the Borrower under this Agreement will be taken into account in computing the Lender’s profits subject to tax in the United Kingdom.

The Lender agrees promptly, upon becoming aware of such, to notify the Borrower if it ceases to be resident in the United Kingdom or other Qualifying Jurisdiction.

8.7	Delivery of Forms and Other Instruments

(a)	The Lender shall use its reasonable efforts as provided in Clause 8.2(a) (Double Tax Treaty Relief) (to the extent it is able to do so under applicable law) and shall deliver to the Borrower such duly completed certificate issued by the competent Taxing Authority in the United Kingdom or other Qualifying Jurisdiction confirming that the Lender is a tax resident in the United Kingdom or other Qualifying Jurisdiction to enable the Borrower to apply to obtain relief from deduction or withholding of Tax in Ukraine, the United Kingdom or any other Qualifying Jurisdiction or, as the case may be, to apply to obtain a Tax refund if a relief from deduction or withholding of Tax in Ukraine, the United Kingdom or any other Qualifying Jurisdiction has not been obtained. The certificate shall be stamped or otherwise approved by the competent tax authority in the United Kingdom or other Qualifying Jurisdiction, and apostilled or otherwise legalised if requested by the Borrower. If a relief from deduction or withholding of tax or a tax refund under this Clause 8.7 (Delivery of Forms and Other Instruments) has not been obtained and further to an application of the Borrower to the relevant Ukrainian tax authorities the latter requests the Lender’s hryvnia bank account details, the Lender shall (subject to it being satisfied that that action is not adverse to its interests) at the request of the Borrower (i) use reasonable efforts to procure that such hryvnia bank account of the Lender is duly opened and maintained, and (ii) thereafter furnish the Borrower with the details of such hryvnia bank account. The Borrower shall pay for all costs associated, if any, with opening and maintaining such hryvnia bank account.

(b)	The Lender shall also use its reasonable efforts to execute such acknowledgements of payment and other similar instruments as may be reasonably required by the Borrower.

9.	TAX RECEIPTS

9.1	Notification of Requirement to Deduct Tax

If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), the Borrower shall promptly notify the Lender.

9.2	Evidence of Payment of Tax

(a)	The Borrower will use its reasonable endeavours to provide the Lender with Tax receipts from each Tax Authority imposing any Taxes deducted or withheld by it evidencing the payment of such Taxes or, if such receipts are not obtainable, other evidence of such payments by the Borrower reasonably acceptable to the Lender. The Borrower will also provide English translations of such receipts.

(b)	The Lender will use its reasonable endeavours to provide the Borrower with Tax receipts from each Tax Authority imposing evidencing the payment of any Taxes deducted or withheld by it evidencing the payment of such Taxes or, if such receipts are not obtainable, other evidence of such payments by the Lender reasonably acceptable to the Borrower

10.	CHANGES IN CIRCUMSTANCES

10.1	Increased Costs

If, by reason of (i) any Change of Law, other than a Change of Law which relates to the basis of computation of, or rate of, Tax on, the net income of the Lender, and/or (ii) any compliance by the Lender with any Capital Adequacy Requirement, reserve or deposit requirement or any other request from or requirement of any central bank or other fiscal, monetary or other authority which has effect in the United Kingdom (or any Qualifying Jurisdiction in which the Lender or any successor thereto is resident for tax purposes):

(a)	the Lender incurs an additional cost as a result of the Lender entering into or performing its obligations (including its obligation to make the Loan) under this Agreement (excluding Taxes payable by the Lender on its overall net income); or

(b)	the Lender becomes liable to make any additional payment on account of Taxes or otherwise (not being Taxes imposed on its net income or the amounts due pursuant to the Fees Letter) on or calculated by reference to the amount of the Loan and/or to any sum received or receivable by it hereunder except where compensated under Clause 8.1 (Additional Amounts) or under Clause 8.3 (Indemnity Amounts), then the Borrower shall, within 15 days of written demand, pay to the Lender amounts sufficient to hold harmless and indemnify it from and against, as the case may be, such properly documented cost or liability, provided that the Lender will not be entitled to indemnification where such additional cost or liability arises as a result of the gross negligence, fraud or wilful default of the Lender and provided, further, that the amount of such increased cost or liability shall be deemed not to exceed an amount equal to the proportion of any cost or liability which is directly attributable to this Agreement.

10.2	Increased Costs Claims

If the Lender intends to make a claim pursuant to Clause 10.1 (Increased Costs), it shall promptly notify the Borrower thereof and provide (to the extent reasonably practicable) a description in writing in reasonable detail of the relevant reason (as described in Clause 10.1 (Increased Costs) above) including a description of the relevant affected jurisdiction or country and the date on which the change in circumstances took effect. This written description shall (to the extent reasonably practicable) demonstrate the connection between the change in circumstance and the increased costs and shall be accompanied by relevant supporting documents evidencing the matters described therein, provided that nothing herein shall require the Lender to disclose any confidential information relating to the organisation of its or any other Person’s affairs.

10.3	Mitigation

If circumstances arise which would result in any payment being required to be made by the Borrower pursuant to Clause 8.1 (Additional Amounts) or Clause 8.3 (Indemnity Amounts) or this Clause 10 (Changes in Circumstances), then, without in any way limiting, reducing or otherwise qualifying the rights of the Lender or the Borrower’s obligations under any of the above mentioned provisions, the Lender shall as soon as reasonably practicable upon becoming aware of the same notify the Borrower thereof and, in consultation with the Borrower and to the extent it can lawfully do so and without prejudice to its own position, take reasonable steps to avoid or mitigate the effects of such circumstances including (without limitation) by the change of its lending office or transfer of its rights or obligations under this Agreement to another bank; provided that the Lender shall be under no obligation to take any such action if, in its sole opinion, to do so might have any adverse effect upon its business, operations or financial condition or might be in breach of any provisions of any Funding Document or any arrangements which it may have made in connection with the Funding Documents. The Borrower agrees to reimburse the Lender for all properly incurred costs and expenses (including but not limited to legal fees) incurred by the Lender in connection with this Clause 10.3 (Mitigation).

11.	REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower makes the representations and warranties set out in Clause 11.1 (Status) to Clause 11.18 (Subsidiaries) (inclusive) and acknowledges that the Lender has entered into this Agreement in reliance on those representations and warranties.

11.1	Status

It is duly incorporated and validly existing under Ukrainian law, has full power and authority to own, lease and operate its properties and conduct its business as currently conducted and is able lawfully to execute and perform its obligations under this Agreement.

11.2	Governmental Approvals

Save as provided in Clause 13.1 (Maintenance of Legal Validity) and save for the registration contemplated in Clause 25 (NBU Registration Requirement), which the Borrower undertakes to complete before the Borrowing Date, all actions or things required to be taken, fulfilled or done by the laws and regulations of Ukraine (including, without limitation the obtaining of any authorisation, order, licence or qualification of or with any court or governmental agency)

and all registrations, filings or notarisations required by the laws and regulations of Ukraine in order to ensure (i) that the Borrower is able to own its assets and carry on its business as currently conducted and (ii) the due execution, delivery, validity and performance by the Borrower of this Agreement have been obtained, fulfilled or done and are in full force and effect.

11.3	Corporate Approvals

The Borrower has taken all necessary corporate action required to authorise the borrowing of the Loan on the terms and subject to the conditions of this Agreement and to authorise the execution and delivery of this Agreement and the Funding Documents and all other documents to be executed and delivered by it in connection with this Agreement, and the performance of this Agreement in accordance with its terms.

11.4	Pari Passu Obligations

Under the laws of Ukraine in force at the date of this Agreement, the claims of the Lender against the Borrower under this Agreement will rank at least pari passu in right of payment with the claims of all its other unsecured creditors, save those whose claims are preferred by any bankruptcy, insolvency, liquidation, moratorium or similar laws of general application.

11.5	No Deduction

Without prejudice to the provisions of Clause 8.1 (Additional Amounts), under the laws of Ukraine in force at the date of this Agreement, in accordance with the terms of the Double Tax Treaty and subject to the due satisfaction by the Lender of certain conditions set forth therein and of certain requirements of applicable Ukrainian legislation, payments of interest by the Borrower to the Lender under this Agreement may be made without deduction on account of the generally applicable withholding tax (at a rate of 15 per cent.) established by applicable Ukrainian legislation.

11.6	Governing Law

Under the laws of Ukraine in force at the date of this Agreement, in any proceedings taken in Ukraine in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitral award with respect to this Agreement obtained in the United Kingdom will be recognised and enforced in Ukraine after compliance with the applicable procedural rules in Ukraine.

11.7	Validity and Admissibility in Evidence

Save as set out in Clause 22.4 (Language of Agreement), all acts, conditions and things required to be done, fulfilled and performed (other than by the Lender) to make this Agreement admissible in evidence in Ukraine (whether in arbitration proceedings or otherwise) have been done, fulfilled and performed.

11.8	Valid and Binding Obligations

Upon registration of this Agreement with the NBU, the obligations expressed to be assumed by the Borrower in this Agreement will be legal, valid and binding, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganisation moratorium and similar laws relating to or affecting creditors’ rights generally and to general principles of equity, enforceable against it in accordance with its terms.

11.9	No Stamp Taxes

Under the laws of Ukraine in force at the date of this Agreement, the execution and delivery of any Funding Document to which it is a party is not subject to any registration tax, stamp duty or similar levy imposed by any Taxing Authority of or in, or having authority to tax in, Ukraine.

11.10	No Default

No event has occurred or circumstance has arisen which would constitute an Event of Default or a Potential Event of Default.

11.11	No Material Proceedings

There are no legal or administrative or arbitration proceedings current or pending or, to the best of the knowledge and belief of the Borrower, threatened before any court, tribunal, arbitration panel or agency which might have a Material Adverse Effect.

11.12	No Bankruptcy or Winding-up Proceedings

The Borrower has not taken any corporate action nor, to the best of the knowledge and belief of the Borrower, have any other steps been taken or proceedings started or threatened in writing against the Borrower for its bankruptcy, winding-up, dissolution, temporary administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, temporary administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its or their assets or revenues.

11.13	No Material Adverse Change

Save as disclosed in the Prospectus, since 31 December 2005 there has been no material adverse change, or any development involving a prospective material adverse change of which the Borrower is or might reasonably be expected to be aware, in the business, financial condition or results of operations of the Borrower.

11.14	Financial Statements

The Borrower’s audited financial statements as at and for the two financial years ended 31 December 2004 and 2005 were prepared in accordance with IFRS and its unaudited interim condensed financial statements as at and for the nine months ended 30 September 2006 were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and present in accordance with IFRS and IAS 34, respectively, the financial condition of the Bank as at the dates as of which they were prepared and the results of the operations of the Bank during the periods then ended.

11.15	Execution of Agreements

Its execution and delivery of this Agreement and its exercise of its rights and performance of its obligations hereunder do not and will not:

(a)	conflict with or result in a breach of any of the terms of, or constitute a default under, any material instrument, agreement or order to which the Borrower is a party or by which it or its properties is bound;

(b)	conflict with the provisions of the constitutional documents of the Borrower or any resolution of its shareholders; or

(c)	give rise to any event of default or moratorium in respect of any of the obligations of the Borrower or the creation of any lien, encumbrance or other Security Interest in respect of any of the assets of the Borrower, which, in any case, could reasonably be expected to have a material adverse effect on the Borrower’s ability to perform its obligations under this Agreement.

11.16	Compliance with Laws

The Borrower is in compliance with, in all material respects, all applicable laws and regulations.

11.17	Employment

There are no material strikes or other employment disputes against the Borrower which have been started or are pending or, to its knowledge, threatened.

11.18	Subsidiaries

The Borrower has no Subsidiaries.

11.19	Repetition

Each of the representations and warranties contained in this Clause 11 (Representations and Warranties of the Borrower) shall be deemed to be repeated by the Borrower on the Borrowing Date.

12.	REPRESENTATIONS AND WARRANTIES OF THE LENDER

The Lender makes the representations and warranties set out in Clause 8.6 (Tax Position of the Lender) and this Clause 12 (Representations and Warranties of the Lender) and acknowledges that the Borrower has entered into this Agreement in reliance on those representations and warranties.

12.1	Status

The Lender is duly incorporated under the laws of England and is resident for United Kingdom taxation purposes in the United Kingdom and has full corporate power and authority to enter into this Agreement and each Funding Document and to undertake and perform the obligations expressed to be assumed by it herein and therein.

12.2	Authorisation

Each of this Agreement and each Funding Document has been duly authorised, executed and delivered by the Lender and is a legal, valid and binding obligation of the Lender, enforceable against the Lender in accordance with its terms, except that the enforcement thereof may be subject to bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general principles of equity.

12.3	Consents and Approvals

All authorisations, consents and approvals required by the Lender for or in connection with the execution of this Agreement and each Funding Document and the performance by the Lender of the obligations expressed to be undertaken in such agreements have been obtained and are in full force and effect.

12.4	No Conflicts

The execution of this Agreement and each Funding Document and the undertaking and performance by the Lender of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of the United Kingdom.

13.	COVENANTS

The covenants in this Clause 13 (Covenants) remain in force from the date of this Agreement for so long as the Loan or any part of it is or may be outstanding.

13.1	Maintenance of Legal Validity

The Borrower shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents and make or cause to be made all registrations, recordings and filings required in or by the laws and regulations of Ukraine to enable it lawfully to enter into and perform its obligations under this Agreement to which it is a party and to ensure the legality, validity, enforceability or admissibility in evidence in Ukraine of this Agreement.

13.2	Notification of Default

The Borrower shall, promptly on becoming aware thereof, inform the Lender and the Trustee of the occurrence of any Event of Default or Potential Event of Default and, upon receipt of a written request to that effect from the Lender or the Trustee, confirm to the Lender and the Trustee that, save as previously notified to the Lender or as notified in such confirmation, no Event of Default or Potential Event of Default has occurred.

13.3	Claims Pari Passu

The Borrower shall ensure that at all times the claims of the Lender and the Trustee against it under this Agreement rank at least pari passu in right of payment with the claims of all other unsubordinated creditors of the Borrower, save for those claims that are preferred by any bankruptcy, insolvency, liquidation or similar laws of general application.

13.4	Negative Pledge

So long as the Loan or any part of it is outstanding, the Borrower shall not and shall not permit any of its Material Subsidiaries, directly or indirectly, to create, incur or suffer to exist any Security Interests, other than Permitted Security Interests, on any of its or their assets, now owned or hereafter acquired, securing any Indebtedness or any Guarantee of any Indebtedness, unless the Loan is secured equally and rateably with such other Indebtedness or Guarantee or otherwise as approved by the Lender and the Trustee.

13.5	Mergers

The Borrower shall not, and shall ensure that none of its Material Subsidiaries will, without the prior written consent of the Lender and the Trustee, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed under applicable Ukrainian legislation), or participate in any other type of corporate reconstruction, if any such reorganisation or other type of corporate reconstruction would result in a Material Adverse Effect.

13.6	Disposals

(a)	Without prejudice to the provisions of Clause 13.7 (Transactions with Affiliates), the Borrower shall not, and shall ensure that none of its Subsidiaries will, within a 12 month period, sell, lease, transfer or otherwise dispose of, to a Person other than the Borrower or a Subsidiary of the Borrower, as the case may be, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets which together constitute more than 5 per cent. of the gross assets of the Group unless such transaction(s) is/are on an arm’s-length basis and would not have a Material Adverse Effect.

(b)	This Clause 13.6 (Disposals) shall not apply to (i) any sale, lease, transfer or other disposition of any assets of the Borrower or property pledged as collateral by or to the Borrower or any of its Subsidiaries in the ordinary course of the Borrower’s or, as the case may be, the relevant Subsidiary’s business, (ii) any revenues or assets (or any part thereof) the subject of any securitisation of receivables, asset-backed financing or similar financing structure whereby all payment obligations are to be discharged primarily from such assets or revenues provided that principal amount raised pursuant to any financing referred to in this sub-Clause (ii) when aggregated with the principal amount of any previous and then outstanding such financing and the then outstanding principal amount of any Indebtedness or Guarantee referred to in the proviso to paragraph (g) of the definition of Permitted Security Interest does not exceed an amount equal to 15 per cent. of the Borrower’s loans to customers before allowances for impairment (calculated by reference to the Borrower’s consolidated balance sheet as at the end of its most recent IFRS Fiscal Period) or (iii) any compensation or employee benefit arrangements with any officer or director of the Borrower or any of its Subsidiaries arising as a result of their employment contract.

13.7	Transactions with Affiliates

(a)	The Borrower shall not, and shall ensure that none of its Subsidiaries, directly or indirectly, conduct any business, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any property or the rendering of any service) with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), including intercompany loans, unless the terms of such Affiliate Transaction are (taking into account the standing and credit rating of the relevant Affiliate) no less favourable to the Borrower or such Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Borrower or any of its Subsidiaries.

(b)

With respect to an Affiliate Transaction involving aggregate payments or value in excess of 15 per cent. of the Borrower’s equity, determined by reference to the Borrower’s financial statements as at the end of its most recent IFRS Fiscal Period, the terms of the Affiliate Transaction shall be set forth in writing and a majority of the members of the supervisory board of the Borrower disinterested with respect to such Affiliate Transaction shall have determined in good faith that the criteria set forth above are satisfied and have approved the relevant Affiliate Transaction and, with respect to any Affiliate Transaction with a term of more than 180 days, the Borrower shall deliver to the Lender and the Trustee a written opinion from an Independent Appraiser to the effect that such Affiliate Transaction is fair, from a financial point of view, to the Borrower, provided that in no event shall the aggregate amount of all Affiliate Transactions exceed 20 per cent. of the Group’s assets, determined by reference to the Borrower’s financial statements as at the end of its most recent IFRS Fiscal Period.

(c)	This Clause 13.7 (Transactions with Affiliates) shall not apply to (i) any Affiliate Transaction made pursuant to a contract existing on the date hereof and advised in writing to the Lender (excluding any amendments or modifications thereof made after the date hereof) or (ii) transactions between or among all or any of the Borrower and/or its Subsidiaries.

13.8	Payment of Taxes and Other Claims

The Borrower shall, and shall ensure that its Subsidiaries will, pay or discharge or cause to be paid or discharged, before the same shall become overdue all Taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of the Borrower and its Subsidiaries; provided that, none of the Borrower nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (i) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS or other appropriate provision has been made or (ii) whose amount, together with all such other unpaid or undischarged Taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$1,000,000 (or its equivalent in another currency).

13.9	Financial Information

(a)	The Borrower hereby undertakes that it will deliver to the Lender and the Trustee within 120 days after the end of each of its financial years, copies of the Borrower’s audited financial statements (consolidated, as the case may be) for such financial year, prepared in accordance with IFRS and together with the report of the Auditors thereon.

(b)	The Borrower hereby undertakes that it will deliver to the Lender and the Trustee within 90 days after the end of the second quarter of each of its financial years, copies of the Borrower’s unaudited financial statements (consolidated, as the case may be) as of and for the six months ending at the end of the second quarter, prepared in accordance with IFRS. To the extent that the Borrower produces quarterly unaudited financial statements (“Quarterly Statements”), prepared in accordance with IFRS, the Borrower further undertakes to provide copies of Quarterly Statements (consolidated, as the case may be) within three months after the end of each quarter.

(c)	The Borrower hereby undertakes that it will deliver to the Lender and the Trustee, without undue delay, such additional information regarding the financial position or the business of the Borrower as the Lender or the Trustee may reasonably request.

(d)	The Borrower shall supply or procure to be supplied to the SWX Swiss Stock Exchange all such information as the SWX Swiss Stock Exchange (or any other or further stock exchange or stock exchanges or any other relevant authority or authorities on which the Funding Instruments may, from time to time, be listed or admitted to trading) may require in connection with the listing or admittance to trading of the Funding Instruments.

(e)

The Borrower shall, as soon as the same become available, but in any event within 30 days after the end of each second quarter and the end of each of its financial years and after each reasonable request by the Lender from time to time, deliver to the Lender a written report in the form of an Officers’ Certificate stating whether, as at the last day of such relevant financial quarter, the Borrower and each Subsidiary which carries on a Banking Business have complied with the capital adequacy ratios referred to in Clause 13.10 (Maintenance of Capital Adequacy) calculated in accordance with IFRS, including details of such calculations, with a copy to the Trustee.

13.10	Maintenance of Capital Adequacy

The Borrower shall not, and shall ensure that each Subsidiary which carries on a Banking Business shall not, permit its capital adequacy ratio to fall below the minimum total capital adequacy ratio required by the NBU and, in the case of a Subsidiary which carries on a Banking Business outside Ukraine, the relevant banking authority responsible for setting and/or supervising capital adequacy for financial institutions in the relevant jurisdiction in which such Subsidiary carries on its Banking Business. The Borrower shall not and shall ensure that each Subsidiary which carries on a Banking Business shall not, permit its ratio of capital to risk weighted assets to fall below 10 per cent., as calculated in accordance with the guidelines on capital adequacy standards for international banks contained in the July 1998 text of the Basel Capital Accord, published by the Basel Committee on Banking Supervision.

13.11	Restricted Payments

(a)	Subject to sub-Clause 13.11(b), the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	declare or pay dividends, in cash or otherwise, or make any other distributions (whether by way of redemption, acquisition or otherwise) in respect of its share capital; or

(ii)	voluntarily purchase, redeem or otherwise retire for value any Capital Stock or subordinated debt,

any such action being referred to herein as a “Restricted Payment”.

(b)	The Borrower and any of its Subsidiaries may make a Restricted Payment if at the time of such payment no Potential Event of Default or Event of Default has occurred or would result therefrom and the aggregate amount of all Restricted Payments in any fiscal year does not exceed 50 per cent. of the Group’s consolidated net profit (calculated in accordance with IFRS) for such fiscal year.

13.12	Limitation on restrictions on distributions from Subsidiaries

The Borrower shall not, and shall not permit any of its Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary:

(a)	to pay dividends or make any other distributions on its share capital;

(b)	to make any loans or advances or pay any Indebtedness owed to the Borrower; or

(c)	to transfer any of its property or assets to the Borrower,

other than encumbrances or restrictions existing under applicable law, any Funding Document or any other agreement in effect prior to the date hereof and advised in writing to the Lender.

13.13	Compliance Certificates

On each Interest Payment Date, the Borrower shall deliver to the Lender and the Trustee written notice in the form of an Officers’ Certificate in the form set out at Schedule 2 hereof, stating whether any Potential Event of Default or Event of Default has occurred and, if it has occurred and shall be continuing, the action the Borrower is taking or proposes to take with respect thereto.

14.	EVENTS OF DEFAULT

Each of the Clauses from Clause 14.1 (Failure to Pay) to Clause 14.12 (Analogous Events) describes the circumstances which constitute an Event of Default for the purposes of this Agreement. If one or more Events of Default shall occur, the Lender (or the Trustee, as applicable) shall be entitled to the remedies set forth in Clause 14.13 (Acceleration).

14.1	Failure to Pay

The Borrower fails to pay any sum due from it hereunder at the time, in the currency and in the manner specified herein, and such failure is not remedied within 5 Business Days of the due date for payment.

14.2	Obligations

The Borrower fails duly to perform or comply with, or is otherwise in breach of any other of its obligations (other than set out in Clause 14.1 (Failure to Pay)) expressed to be assumed by it in this Agreement and such failure or breach is not remedied within 15 Business Days after the Lender (and, following a Relevant Event, the Trustee) has given notice of it to the Borrower requiring the same to be remedied.

14.3	Cross Default

Any Indebtedness of the Borrower or any of its Subsidiaries becomes due and payable or becomes capable of being declared due and payable prior to the stated maturity thereof (other than at the option of the debtor) or the Borrower or any of its Subsidiaries shall fail to make any payment of principal in respect of any Indebtedness of the Borrower or any of its Subsidiaries or to make any payment under any Guarantee of any Indebtedness on the date on which such payment is due and payable or at the expiration of any grace period originally applicable thereto, unless the aggregate amount of Indebtedness relating to all the above events is less than U.S.$10 million (or its equivalent in any other currency).

14.4	Validity and Illegality

The validity of this Agreement is contested by the Borrower or the Borrower shall deny any of its obligations under this Agreement or (save as provided in Clause 13.1 (Maintenance of Legal Validity)) it is, or will become, unlawful for the Borrower to perform or comply with any of its obligations under this Agreement or any of such obligations shall become unenforceable or cease to be legal, valid and binding in a manner which has a material adverse effect on the rights or claims of the Lender or, following a Relevant Event, the Trustee under this Agreement.

14.5	Authorisations

Any regulation, decree, consent, approval, licence or other authority necessary to enable the Borrower to enter into or (save as provided in Clause 13.1 (Maintenance of Legal Validity)) perform its obligations under this Agreement or for the validity or enforceability thereof shall expire or be withheld, revoked or terminated or otherwise cease to remain in full force and effect or shall be modified in a manner which adversely affects any rights or claims of the Lender or, following a Relevant Event, the Trustee under this Agreement.

14.6	Revocation of Licence; Insolvency

(a)	The occurrence of any of the following events: (i) revocation of the general banking licence of the Borrower or, if applicable, of any of its Subsidiaries; (ii) any of the Borrower or any of its Material Subsidiaries seeking, consenting or acquiescing in the introduction of proceedings for its liquidation or bankruptcy or the appointment of a liquidation commission or a similar officer of any of the Borrower or any of its Material Subsidiaries, as the case may be; (iii) the presentation or filing of a petition in respect of any of the Borrower or any of its Material Subsidiaries in any court, arbitration court or before any agency alleging or for the bankruptcy, insolvency, dissolution, liquidation (or any analogous proceeding) of any of the Borrower or any of its Material Subsidiaries; (iv) the institution of the supervision, temporary administration, bankruptcy management of any of the Borrower or any of its Material Subsidiaries; (v) the convening or announcement of an intention to convene a meeting of creditors of any of the Borrower or any of its Material Subsidiaries for the purposes of considering an amicable settlement and/or (vi) any extra judicial liquidation or analogous act in respect of any of the Borrower or any of its Material Subsidiaries by any Agency in or of Ukraine.

(b)	The Borrower or any of its Material Subsidiaries (i) fails or is unable to pay its debts generally as they become due, or (ii) consents by answer or otherwise to the commencement against it of an involuntary case in bankruptcy or any other such action or proceeding or to the appointment of a custodian of it or for any substantial part of its property or (iii) a court of competent jurisdiction enters an order for relief or a decree in an involuntary case in bankruptcy or any other such action or proceeding or for the appointment of a custodian in respect of the Borrower or any of its Material Subsidiaries or any part of their property and such order or decree remains unstayed and in effect for 60 days.

(c)	The shareholders of the Borrower shall have approved any plan of liquidation or dissolution of the Borrower.

14.7	Nationalisation

Any government, agency or court takes any action that has a Material Adverse Effect on the Borrower or any of its Subsidiaries, including, without prejudice to the foregoing: (i) the management of any member of the Group is wholly or partially displaced or the authority of any member of the Group in the conduct of its business is wholly or partially curtailed; or (ii) all or a majority of the issued shares of any member of the Group or the whole or any part (the value of which is, in the opinion of the Lender, 5 per cent. or more of the value (or, in the case of its assets, the book value) of the whole) of its revenues or assets is seized, nationalised, expropriated or compulsorily acquired.

14.8	Judgments

The aggregate amount of unsatisfied judgments, decrees or orders of courts or other appropriate law-enforcement bodies (from which no further appeal or judicial review is permissible under applicable law) for the payment of money against the Borrower and/or any Subsidiaries of the Borrower exceeds U.S.$ 5 million or the equivalent thereof in any other currency or currencies and there is a period of 60 days following the entry thereof (or, if later, the date therein specified for payment) during which all such judgments, decrees or orders are not discharged, waived or the execution thereof stayed and such default continues for five days.

14.9	Amendment to Charter

The charter of the Borrower is amended in a way which would contravene or result in the contravention of any material provision of this Agreement.

14.10	Business

The Borrower ceases to carry on the principal business it carried on at the date hereof.

14.11	Repudiation

The Borrower repudiates this Agreement or the subscription agreement or the agency agreement entered into in connection with the issue of the Funding Instruments or evidences an intention to repudiate this Agreement or the subscription agreement or the agency agreement entered into in connection with the issue of the Funding Instruments.

14.12	Analogous Events

Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in Clauses 14.4 (Validity and Illegality) to 14.11 (Repudiation).

14.13	Acceleration

If an Event of Default has occurred and is continuing, the Lender and/or the Trustee may by written notice to the Borrower declare the outstanding principal amount of the Loan to be immediately due and payable (whereupon the same shall become immediately due and payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or declare the outstanding principal amount of the Loan to be due and payable on demand of the Lender and/or the Trustee.

14.14	Amounts Due on Demand

If, pursuant to Clause 14.13 (Acceleration), the Lender or the Trustee declares the outstanding principal amount of the Loan to be due and payable on demand of the Lender or the Trustee, then, and at any time thereafter, the Lender or the Trustee may by written notice to the Borrower require repayment of the outstanding principal amount of the Loan on such date as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or withdraw its declaration with effect from such date as it may specify in such notice.

15.	INDEMNITY

15.1	The Borrower’s Indemnity

(a)

The Borrower undertakes to the Lender, that if the Lender, any of its affiliates, or each director, officer, employee, or agent of the Lender or such affiliate or the Trustee (each an “indemnified party”) reasonably incurs any loss, liability, cost, claim, charge or expense (including without limitation taxes, legal fees, costs and expenses), together with in each case any VAT thereon) (a “Loss”) as a result of or in connection with any Event of Default or Potential Event of Default, the Borrower shall pay to the Lender or the Trustee, on demand, an amount equal to such Loss and all costs, charges and expenses which it or any indemnified party may pay or incur in connection with investigating, disputing or defending any such action or claim as such costs, charges and expenses are incurred.

(b)	The indemnity in paragraph (a) above shall not apply to a Loss:

(i)	which is caused by an indemnified party’s gross negligence or wilful default or misconduct;

(ii)	which is recovered under Clause 8.1 (Additional Amounts); or

(iii)	where an indemnity is sought already under Clauses 8.3 (Indemnity Amounts), 10 (Changes in Circumstances) or 18 (Costs and Expenses).

(c)	The Lender shall not have any duty or obligation, whether as fiduciary or trustee for any indemnified party or otherwise, to recover any such payment or to account for any other Person for any amounts paid to it under this Clause 15.1 (The Borrower’s Indemnity).

15.2	Independent Obligation

Clause 15.1 (The Borrower’s Indemnity) constitutes a separate and independent obligation of the Borrower from its other obligations under or in connection with this Agreement or any other obligations of the Borrower in connection with the issue of the Funding Instruments and shall not affect, or be construed to affect, any other provisions of this Agreement or any such other obligations.

15.3	Survival

The obligations of the Borrower pursuant to Clauses 8.1 (Additional Amounts), 8.2 (Double Tax Treaty Relief), 15.1 (The Borrower’s Indemnity) and 17.3 (No Set-off) shall survive the execution and delivery of this Agreement, the borrowing and the repayment of the Loan, in each case by the Borrower.

16.	CURRENCY OF ACCOUNT AND PAYMENT

16.1	Currency of Account

The U.S. dollar is the currency of account and payment for each and every sum at any time due from the Borrower hereunder.

16.2	Currency Indemnity

If any sum due from the Borrower under this Agreement or any order or judgment given or made in relation hereto has to be converted from the currency (the “first currency”) in which the same is payable hereunder or under such order or judgment into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation hereto, the Borrower shall indemnify and hold harmless the Lender (and the Trustee) from and against any loss suffered or reasonably incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Lender (and the Trustee) may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

17.	PAYMENTS

17.1	Payments to the Lender

On each date on which this Agreement requires an amount denominated in U.S. dollars to be paid by the Borrower, the Borrower shall make the same available to the Lender by payment in U.S. dollars and in Same-Day Funds (or in such other funds as may for the time being be customary for the settlement of international banking transactions in U.S. dollars) not later than 11.00 a.m. (New York City time) on such date to the Account other than amounts payable (i) in respect of Reserved Rights, (ii) under the Fees Letter or (iii) in relation to Clause 15.1 (The Borrower’s Indemnity) which the Borrower shall pay to such account or accounts as the Lender and/or the Trustee shall notify to the Borrower; provided that if at any time the Trustee notifies the Borrower that a Relevant Event has occurred, the Borrower shall make all subsequent payments, which would otherwise be made to the Account, to such other account as shall be notified by the Trustee to the Borrower. Without prejudice to its obligations under Clause 5.1 (Payments of Interest), the Borrower shall procure that, before 10.00 a.m. (New York City time) on the Banking Day before the due date of each payment made by it under this Clause 17.1 (Payments to the Lender), the bank effecting payment on its behalf confirms to the Lender or to such person as the Lender may direct by tested telex or authenticated SWIFT message the payment instructions relating to such payment. For these purposes, “Banking Day” means a day on which banks are open for general business in New York, London and Kyiv.

17.2	Alternative Payment Arrangements

If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change of law, exchange control regulations or any similar event) for the Borrower to make any payments under this Agreement in the manner specified in Clause 17.1 (Payments to the Lender), then the Borrower may agree with the Lender (and the Trustee) alternative arrangements for the payment to the Lender (or, as the case may be, the Trustee) of amounts due (prior to the delivery of any notice referred to in Clause 17.1 (Payments to the Lender)) under this Agreement provided that, in the absence of any such agreement with the Lender (or, as the case may be, the Trustee), the Borrower shall be obliged to make all payments due to the Lender in the manner specified above.

17.3	No Set-off

All payments required to be made by the Borrower hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

18.	COSTS AND EXPENSES

18.1	Transaction Expenses and Fees

The Borrower agrees that it shall pay the fees and expenses of the Lender as specified in the Fees Letter.

18.2	Preservation and Enforcement of Rights

The Borrower shall, from time to time on written demand of the Lender (or the Trustee) reimburse the Lender (or, as the case may be, the Trustee) for all reasonably incurred costs and expenses (including legal fees and expenses) together with any VAT thereon properly incurred in or in connection with the preservation and/or enforcement of any of its rights under this Agreement (except where the relevant claim is successfully defended by the Borrower).

18.3	Stamp Taxes

The Borrower shall pay all stamp, registration and other similar duties or taxes (including any interest or penalties thereon or in connection therewith) to which the Funding Documents or any judgment given against the Borrower in connection therewith is or at any time may be subject and shall, from time to time on written demand of the Lender (or the Trustee), indemnify the Lender (or, as the case may be, the Trustee) against any properly documented liabilities, losses, costs, expenses (including, without limitation, legal fees and any applicable VAT) and claims, actions or demand resulting from any failure to pay or any delay in paying any such duty or tax.

18.4	Costs Relating to Amendments and Waivers

The Borrower shall, from time to time on written demand of the Lender (or the Trustee) (and without prejudice to the provisions of Clause 15.1 (The Borrower’s Indemnity) and Clause 18.2 (Preservation and Enforcement of Rights)) compensate the Lender (and, as the case may be, the Trustee) at such daily and/or hourly rates as the Lender (or, as the case may be, the Trustee) shall from time to time reasonably determine for all time expended by the Lender (or, as the case may be, the Trustee), their respective directors, officers and employees, and for all properly documented costs and expenses (including telephone, fax, copying and travel costs) they may incur, in connection with the Lender (and, as the case may be, the Trustee) taking such action as it may consider appropriate in connection with:

(a)	any notices to be given to the holders of the Funding Instruments and any notices, documents, forms or certificates to be supplied to the SWX Swiss Exchange (or any other exchange upon which the Funding Instrument may be listed;

(b)	any meeting of holders of the Funding Instruments or the granting or proposed granting of any waiver or consent requested under this Agreement by the Borrower;

(c)	any actual or potential breach by the Borrower of any of its obligations under this Agreement;

(d)	the occurrence of any event which is an Event of Default or a Potential Event of Default; or

(e)	any amendment or proposed amendment to this Agreement or any Funding Document requested by the Borrower.

In that regard, the Lender shall, promptly upon request by the Borrower, convene a meeting of holders of Funding Instruments in accordance with the terms and conditions of the Funding Instruments and the provisions of the Funding Documents.

19.	ASSIGNMENTS AND TRANSFERS

19.1	Binding Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors and assigns.

19.2	No Assignments and Transfers by the Borrower

The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

19.3	Assignments by the Lender

The Lender may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this Agreement except for the charge by way of first fixed charge granted by the Lender in favour of the Trustee of the Lender’s rights and benefits under this Agreement and the absolute assignment by way of security by the Lender to the Trustee of certain rights, interest and benefits under this Agreement and to the Account, in each case pursuant to the Funding Documents.

20.	CALCULATIONS AND EVIDENCE OF DEBT

20.1	Evidence of Debt

The entries made in the Account shall constitute prima facie evidence of the existence and amounts of the Borrower’s obligations recorded therein.

20.2	Change of Circumstance Certificates

A certificate signed by two Authorised Signatories of the Lender describing in reasonable detail the amount by which a sum payable to it hereunder is to be increased under Clause 8.1 (Additional Amounts) or the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 8.3 (Indemnity Amounts) or Clause 10.1 (Increased Costs) or Clause 15.1 (The Borrower’s Indemnity) shall, in the absence of manifest error, be conclusive evidence of the existence and amounts of the specified obligations of the Borrower.

21.	REMEDIES AND WAIVERS, PARTIAL INVALIDITY

21.1	Remedies and Waivers

No failure by the Lender or the Trustee to exercise, nor any delay by the Lender or the Trustee in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

21.2	Partial Invalidity

If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

22.	NOTICES; LANGUAGE

22.1	Written Notice

All notices, requests, demands or other communication to be made under this Agreement shall be in writing and, unless otherwise stated, shall be delivered by fax or post.

22.2	Giving of Notice

(a)	Any communication or document to be delivered by one person to another pursuant to this Agreement shall (unless that other person has by 15 days’ written notice specified another address) be made or delivered to that other person, addressed as follows:

(i)	If to the Borrower:

Close Joint-Stock Company “First Ukrainian International bank”

4 Andriyivska Street

Kyiv, 04070, Ukraine

Attention:	International Borrowing Department, Treasury Division
Fax:	+38 044 231 7040

(ii)	If to the Lender:

Standard Bank Plc

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Attention:	Head of Operations
Fax:	+44 207 815 3099

(iii)	If to the Trustee:

BNY Corporate Trustee Services Limited

One Canada Square

London E14 5AL, UK

Attention:	Manager, Trustee Administration
Fax:	+44 207 964 6399

(b)	Each communication and document to be made or delivered by one party to another pursuant to this Agreement shall, unless that other party has by 15 calendar days’ written notice to the same specified another address or fax number, be made or delivered to that other party at the address or fax number specified in this Clause 22.2 (Giving of Notice) and shall be effective upon receipt by the addressee on a business day in the city of the recipient; provided that, (i) any such communication or document which would otherwise take effect after 4:00 p.m. on any particular day shall not take effect until 10:00 a.m. on the immediately succeeding business day in the city of the addressee and (ii) any communication or document to be made or delivered by one party to the other party shall be effective only when received by such other party and then only if the same is expressly marked for the attention of the department or officer identified with such other party’s signature below, or such other department or officer as such other party shall from time to time specify for this purpose. The parties acknowledge that for security purposes parties may wish to confirm payment instructions that are received by fax by alternative means, such as telephone, e-mail, SWIFT and/or physical delivery and parties agree to use commercially reasonably efforts to use such alternative means to confirm such instructions upon request.

22.3	English Language

Each communication and document delivered by one party to another pursuant to this Agreement shall be in the English language or accompanied by a translation into English certified (by an officer of the person delivering the same) as being a true and accurate translation. In the event of any discrepancies between the English and Ukrainian versions of such communication or document, or any dispute regarding the interpretation of any provision in the English or Ukrainian versions of such communication or document, the English version of such communication or document shall prevail, unless the document is a statutory or other official document.

22.4	Language of Agreement

This Agreement has been executed in both the English language and the Ukrainian language. In the event of any discrepancies between the English and Ukrainian versions of this Agreement, or any dispute regarding the interpretation of any provision in the English or Ukrainian versions of this Agreement, the English version of this Agreement shall prevail and any question of interpretation shall be addressed solely in the English language.

23.	LAW AND JURISDICTION

23.1	English Law

This Agreement is governed by, and shall be construed in accordance with, English law.

23.2	English Courts

Subject to Clause 23.6 (Arbitration), the Borrower agrees for the benefit of the Lender that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which arise out of or in connection with this Agreement (“Proceedings”) and, for such purposes, irrevocably submits to the jurisdiction of such courts.

23.3	Appropriate Forum

The Borrower irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes (as defined below), and agrees not to claim that any such court is not a convenient or appropriate forum.

23.4	Service of Process

The Borrower agrees that the service of process relating to any Proceedings in England or Wales may be by delivery to Law Debenture Corporate Services Limited at 100 Wood Street, London EC2V 7ES, United Kingdom, or its other principal address in England for the time being. If such person is not or ceases to be effectively appointed to accept service of process, the Borrower shall immediately appoint a further person in England or Wales to accept service of process on its behalf and, failing such appointment within 15 days, the Lender shall be entitled to appoint such a person by written notice to the Borrower. Nothing in this Clause 23.4 (Service of Process) shall affect the right of the Lender to serve process in any other manner permitted by law.

23.5	Non-exclusivity

The submission by the Borrower to the jurisdiction of the English courts shall not (and shall not be construed so as to) limit the right of the Lender to bring Proceedings in any other court of competent jurisdiction.

23.6	Arbitration

Notwithstanding the provisions of Clauses 23.2 (English Courts) to 23.5 (Non-exclusivity) above, at the sole option of the Lender and the Trustee, any dispute arising out of or in connection with this Agreement, including any dispute regarding its existence, validity or termination (a “Dispute”) shall be referred to and finally settled by arbitration in accordance with the Rules of the London Court of International Arbitration (the “LCIA”), which Rules are deemed to be incorporated by reference to this Clause 23.6 (Arbitration). The place of the arbitration shall be London, England and the language of the arbitration shall be English. The number of arbitrators shall be three. Each party shall nominate an arbitrator, and the two party-nominated arbitrators shall jointly nominate a third, who shall act as Chairman of the Tribunal. If a Dispute shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e., claimant and respondent) each of which shall nominate an arbitrator as if there were only two sides to such Dispute. If such alignment and nomination shall not have occurred within twenty (20) calendar days after the initiating party serves the Request for Arbitration (as defined in the Rules), or if a Chairman has not been selected within thirty (30) calendar days of the selection of the second arbitrator, the LCIA Court shall appoint three arbitrators or the Chairman, as the case may be. The parties may nominate and the LCIA Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country. Sections 45 and 69 of the Arbitration Act 1996 will not apply.

23.7	Waiver of Immunity

To the extent that the Borrower may in any jurisdiction claim for itself, its assets or revenue, immunity from suit, execution, attachment (whether in aid of execution, before making a judgment, aware or otherwise) or other legal proceedings, including in relation to an enforcement of an arbitral award, and to the extent that such immunity (whether or not claimed) may be attributed in any such jurisdiction to the Borrower, its assets or revenue, the Borrower agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the law of such jurisdiction.

24.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, other than the Trustee in relation to Clause 13 (Covenants), Clause 14 (Events of Default), Clause 15 (Indemnity), Clause 16.2 (Currency Indemnity), Clause 18.2 (Preservation and Enforcement of Rights), Clause 18.3 (Stamp Taxes), Clause 18.4 (Costs Relating to Amendments and Waivers) and Clause 23 (Law and Jurisdiction), but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

25.	NBU REGISTRATION REQUIREMENT

This Agreement shall become effective on the date of its registration with the NBU which shall be evidenced by the Borrower’s loan registration notice bearing the registration notation and the stamp of the NBU.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

SIGNATORIES

STANDARD BANK PLC

By:			By:
	Name:	Carlos Piccolo		Name:	Florian Von Hartig
	Title:	SVP – DCM		Title:	MD

SCHEDULE 1

CONDITIONS PRECEDENT DOCUMENTS

1.	Certified copies of the effective edition of the Borrower’s Charter incorporating any amendments and changes thereto (together with a certified translation in the English language).

2.	A certified copy of all resolutions and other authorisations required to be passed or given (together with a certified translation in the English language), and evidence of any other action required to be taken, on behalf of or in relation to the Borrower to approve its entry into this Agreement and any other documents to be delivered by the Borrower pursuant hereto, to authorise appropriate persons to execute this Agreement and such other documents and to take any other action in connection therewith.

3.	A certificate of the Borrower setting out the positions, names and sample signatures of the persons authorised to sign, on behalf of the Borrower, this Agreement and any other documents to be delivered by the Borrower pursuant hereto.

4.	A copy of the notification of this Agreement, filed by the Borrower with the NBU, bearing a registration notation of the NBU (together with a certified translation of such notification in the English language).

5.	A closing certificate of the Borrower dated the Borrowing Date substantially in the form of Schedule 3 hereto.

6.	An opinion of Magister & Partners, counsel to the Borrower, regarding issues of Ukrainian law in form and substance satisfactory to the Lead Managers, the Trustee and the Lender.

7.	An opinion of Sayenko Kharenko, counsel to the Lead Managers and the Trustee, regarding issues of Ukrainian law and taxation in form and substance satisfactory to the Lead Managers and the Lender.

8.	An opinion of Latham & Watkins, counsel to the Borrower, regarding issues of English law in form and substance satisfactory to the Lender.

9.	A copy of the Fees Letter executed by the Borrower.

10.	Such other signing authorities as the Borrower may be required to obtain under applicable legislation (together with a certified translation in the English language).

11.	A letter countersigned by the Borrower’s agent for service in the UK confirming its acceptance of its appointment as agent for service of process of the Borrower.

SCHEDULE 2

FORM OF OFFICERS’ CERTIFICATE

[On the letterhead of the Borrower]

[date]

Standard Bank Plc

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Attention: Head of Operations

Dear Sirs,

Re: U.S.$150,000,000 Loan Agreement dated 8 February 2007 (the “Loan Agreement”) between Close Joint-Stock Company “First Ukrainian International bank” and Standard Bank Plc

We refer to Clause 13.13 (Compliance Certificates) of the Loan Agreement. Terms used and defined in the Loan Agreement are used herein as so defined.

We confirm that [up to and including the date hereof no Event of Default or Potential Event of Default has occurred and is continuing/specify any Event of Default or Potential Event of Default which has occurred and is continuing, and if so, what action the Borrower is taking or proposes to take with respect thereto]1.

Yours faithfully,

Close Joint-Stock Company “First Ukrainian International bank”

By:
Name:
Title:

By:
Name:
Title:

[1]	Delete and/or complete as applicable.

SCHEDULE 3

CLOSING CERTIFICATE

[On the letterhead of the Borrower]

[date]

Standard Bank Plc

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Attention: Head of Operations

HSBC Bank Plc

8 Canada Square

London E14 5HQ

BNY Corporate Trustee Services Limited

One Canada Square

London E14 5AL

Attention: Trustee Administration

Dear Sirs,

Re: U.S.$150,000,000 Loan Agreement dated 8 February 2007 (the “Loan Agreement”) between Close Joint-Stock Company “First Ukrainian International bank” and Standard Bank Plc

We, the undersigned, being duly authorised officers of the Borrower, hereby certify that there has been, as at the date of this certificate, no event making any of the representations and warranties contained in Clause 11 (Representations and Warranties of the Borrower) of the Loan Agreement untrue or incorrect in any respect as though they had been given and made today with references to the facts and circumstances now subsisting and the Borrower has performed all the obligations to be performed by it under the Loan Agreement.

Yours faithfully,

Close Joint-Stock Company “First Ukrainian International bank”

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 4

FORM OF PUT EVENT NOTICE

[On the letterhead of the Borrower]

[date]

To:

Standard Bank Plc

Cannon Bridge House

25 Dowgate Hill

London EC4R 2SB

Attention: Head of Operations

BNY Corporate Trustee Services Limited

One Canada Square

London E14 5AL

Attention: Trustee Administration

Dear Sirs:

Re:	U.S.$150,000,000 Loan Agreement, dated 8 February 2006 (the “Loan Agreement”), between Close Joint-Stock Company “First Ukrainian International bank” and Standard Bank Plc

1.	We refer to Clause 7.3 (Prepayment on a Put Event) of the Loan Agreement.

2.	We confirm a Put Event has occurred.

3.	The circumstances and relevant facts giving rise to the Put Event are as follows:

[provide details of Put Event].

Capitalised terms used, but not defined herein, having the meanings ascribed to them in the Loan Agreement

Yours faithfully,

Close Joint-Stock Company “First Ukrainian International bank”

By:
Name:
Title:

By:
Name:
Title: